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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MEGO FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

585162308

(CUSIP Number)

Steven J. Gavin
Winston & Strawn
35 West Wacker Drive
Suite 4200
Chicago, Illinois
(312) 558-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13D

CUSIP No. 585162308 Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Charles K. Stewart

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,696,946

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,696,946

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,696,946

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 18.2%, assuming the issuance of the Warrant Shares and Conversion Shares (as defined below)*

14.	Type of Reporting Person (See Instructions) IN

*              This percentage is based on information received directly from Mego Financial Corporation on March 3, 2003 stating that 8,104,784 Shares are outstanding.

Schedule 13D

CUSIP No. 585162308 Page 3 of 6 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of Mego Financial Corporation, a New York corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 4310 Paradise Road, Las Vegas, Nevada  89109.

Item 2.	Identity and Background
(a) and (f). This Schedule 13D is filed by Charles K. Stewart ("Stewart"), an individual and a citizen of the United States of America.
(b) The business address of Stewart is 330 S. Wells Street, Suite 1001, Chicago, Illinois 60606.
(c) Stewart is currently self-employed as an investor. His office address is 330 S. Wells Street, Suite 1001, Chicago, Illinois 60606.

(d) and (e)  During the last five years, Stewart was neither (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Stewart purchased 500,000 Shares with personal investment funds in the amount of $2,000,000.00 on February 27, 2002.  Stewart also loaned (the "Loan") the Issuer $1,000,000 of his personal investment funds on September 12, 2002 under a Promissory Note pursuant to which he may acquire direct ownership of 797,964 Shares and warrants to purchase an additional 398,982 Shares.

Item 4.	Purpose of Transaction

Stewart purchased the Shares directly from the Issuer and made the Loan directly to the Issuer and intends to hold such securities and the Loan for investment purposes.  Stewart may, subject to the terms of the Subscription Agreement (as defined below) acquire, directly or indirectly, additional securities of the Issuer directly from the Issuer or on the open market from time to time for investment purposes.  Stewart may also, pursuant to the Promissory Note (as defined below) convert the Promissory Note into 797,964 Shares and warrants to purchase an additional 398,982 Shares.

Except as set forth in this Item 4, Stewart has no current plans or proposals which relate to or would result in the types of transactions set forth in paragraphs (b) through (j) of Item 4 of Schedule 13D.  Stewart reserves the right to change his plans and intentions at any time, as he deems appropriate.  In the event of such a change, Stewart will amend this Schedule 13D accordingly.

Schedule 13D

CUSIP No. 585162308 Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer

(a)    As of the date of this filing, Stewart holds an aggregate 500,000 Shares and has the right to acquire, within 60 days of this Schedule 13D, an additional 797,964 Shares and warrants to purchase 398,982 Shares.  These Shares represent, in the aggregate, 18.2% of the outstanding shares of the Issuer, assuming issuance of the Conversion Shares and Warrant Shares (as defined below).  This percentage is based on information received directly from Mego Financial Corporation on March 3, 2003 stating that 8,104,784 Shares are outstanding.

(b) As of the date of this filing, Stewart has the sole power to vote and dispose of 1,696,946 Shares beneficially owned by him.
(c) Stewart has not effected any transaction in Shares of the Issuer during the past sixty (60) days.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 13, 2001, the Issuer entered into a Subscription Agreement (the "Subscription Agreement") with Doerge Capital Management (“Doerge”) pursuant to which the Issuer was to issue to Doerge and Doerge was to acquire from the Issuer 500,000 Shares at a purchase price of $4.00 per Share.  Prior to the issuance of those Shares, Doerge assigned its rights and obligations under the Subscription Agreement to Stewart.  The Issuer issued the Shares to Stewart on February 27, 2002 pursuant to the terms of the Subscription Agreement.

Under the terms of the Subscription Agreement, Stewart may not to sell, assign or transfer the Shares except in a transaction(s) which is/are in compliance with the Securities Act of 1933, as amended (the "Act"), or other securities laws and in accordance with the other terms of the Subscription Agreement (as set forth below).  Stewart further agreed to vote all his Shares to ensure that, at all times, at least three independent directors would be appointed to Issuer’s Board of Directors.  In addition, under the Subscription Agreement, Stewart may not, without the prior written consent of the Board of Directors of the Issuer, including a majority of the independent directors of the Issuer, (a) acquire additional securities of Issuer or its affiliates, (b) enter into any transaction with the Issuer or its affiliates or (c) transfer any securities of the Issuer unless the transferee agrees to be bound by the Subscription Agreement other than (i) a disposition pursuant to Rule 144 of the Act, (ii) a disposition through a bona fide underwritten public offering or (iii) a disposition pursuant to an effective registration statement of the Issuer, provided, that in the case of a disposition pursuant to clauses (c)(i)-(c)(iii) above, Stewart may not, after due inquiry, knowingly transfer, in one or more series of transactions, such number of securities of the Issuer so that any one transferee becomes the beneficial owner, directly or indirectly, together with its affiliates, of more than 5% of the outstanding securities of the Issuer.

In addition, pursuant to the Subscription Agreement, neither Stewart nor his affiliates may, until December 13, 2003, propose, discuss, encourage or enter into any business

Schedule 13D

CUSIP No. 585162308 Page 5 of 6 Pages

combination (as defined in the Subscription Agreement) with the Issuer or its affiliates unless the consideration paid to the shareholders of the Issuer, other than Stewart, is no less than the greater of the fair market value of the Issuer's common stock at the time of the transaction or $4.00.

In connection with the execution of the Subscription Agreement, the Issuer also entered into that certain Registration Rights Agreement (the "RRA") with Doerge, which was subsequently assigned to Stewart.  Pursuant to the terms and conditions of the RRA, the Issuer agreed to file a registration statement under the Act covering, among other securities, Stewart's Shares.  The registration statement was initially filed on February 25, 2002 and amended on March 8, 2002.  Accordingly, the resale of Stewart's Shares has been registered by the Issuer pursuant to a  Registration Statement (Registration No. 333-83320).

On September 12, 2002, Stewart and the Issuer entered into a Promissory Note, as amended on December 31, 2002 (as amended, the "Promissory Note") pursuant to which Stewart loaned the Issuer $1,000,000 of his personal investment funds. The Loan bears interest at a rate of 7.5% per annum and its stated maturity is March 31, 2003.  The Loan is collateralized by certain assets of the Issuer.  The outstanding principal and accrued interest under the Promissory Note as of February 28, 2003 is $877,760.42 (the "Convertible Amount").  Pursuant to the terms of the Promissory Note, Stewart may convert the Convertible Amount into (i) Shares of the Issuer (the "Conversion Shares") at a conversion price of $1.10 per Share and (ii) warrants to purchase the number of Shares (the "Warrant Shares") that is equal to one-half of the Convertible Amount which Stewart desires to convert divided by $1.10.  As of the date of this Schedule 13D, the Promissory Note is convertible into 797,964 Conversion Shares and 398,982 Warrant Shares.

The summaries above of the Subscription Agreement, Registration Rights Agreement and Promissory Note are qualified in their entirety by the terms of such agreements, copies of which are filed as Exhibits 1-4 to this Schedule 13D and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Subscription Agreement dated December 13, 2001 between Mego Financial Corporation and Doerge Capital Management.
Exhibit 2	Registration Rights Agreement dated December 13, 2001 between Mego Financial Corporation and Doerge Capital Management.
Exhibit 3	Promissory Note dated September 12, 2002 by Mego Financial Corporation to Charles K. Stewart.
Exhibit 4	Amendment to Promissory Note dated December 31, 2002 by Mego Financial Corporation to Charles K. Stewart.

Schedule 13D

CUSIP No. 585162308 Page 6 of 6 Pages

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 3, 2003
Date
/s/ Charles K. Stewart
Signature
Charles K. Stewart
Name/Title